Exhibit 99.(a)(32)

GOLD FIELDS — TRANSCRIPTION

The Complete Gold Company
Q2F2005 Market Presentation
Webcast 31 January 2005

Willie Jacobs — Investor Relations

Good morning ladies and gentlemen, thank you very much for joining us here today for our results for the second quarter of F2005. In particular, welcome also to those who are watching on Summit and who are participating on the Internet.

This morning Ian is going to give a few introductory remarks and then after him, Nick will take us through the financial highlights of the quarter. Mike Prinsloo will then talk to the South African operations, after which John will look at the international operations and then Ian will then come back and do a wrap up for us. After that we will take questions. Ian.

Ian Cockerill — Chief Executive Officer

Thank you Willie, and good morning everybody, and welcome here this morning. We have called this presentation the Complete Gold Company, and I think that by the time you see these results you will understand why we refer to Gold Fields as the Complete Gold Company.

What is particularly pleasing for us today is to be able to talk to a set of results, that despite a huge number of distractions both in terms of the corporate level; the current Rand environment, we are able to report today a very sound, solid creditable set of results. Which, I think by the end of this presentation you will all agree, under the circumstances, is a very, very good achievement.

First and foremost we have operations that across the board have been performing well and certainly in line with forecast as well as expectation within the Group. We have seen cost management, which is really now starting to bite. The initiatives that we have put in place over the past 18 months or so are really starting to come home, and that is the reason why we are able to announce lower, and yet sustainable, cost per kilogram numbers.

The Complete Gold Company	Gold Fields

We retained profitability despite the fact that we are working in a very tough Rand environment and it is very pleasing also, to be able to talk about, and John will talk later in the presentation about that, how the international growth and diversification strategy is really starting to pick up some momentum.

Last, but by no means least, I do want to touch on one particular aspect of our exploration programme today and to talk to you about one area where we are starting to see some very promising results here in Africa.

Just looking at the highlights for quarter F2 2005, I think the first point is that operating profit is up 40% to R637m. Now, whilst some of that has obviously been driven by a slightly higher received Rand per kilogram price, it is also fair to say that the vast majority of that operating profit is because of the combination of increased production, but importantly at lower cost.

Attributable production is up 4% at 32.5 tons, much in line with what we said in the trading update that we gave late November, early December. That is 1.048m ounces of production.

Cash costs are down 2% to below R65,000/kg, and even in South Africa they are down 2% quarter-on-quarter; so, a very creditable achievement in the current circumstances.

As I mentioned previously the initiatives of Project 500 that we put in place; and we will give you a little bit more of an update on Project 500 later on in the presentation in Nick’s side, but we are pleased with the way that the revenue maximisation, or the increased output is starting to bite, and then importantly, the sustainable cost savings. It is very easy to stop spending money one quarter and then it picks up again in the next quarter.

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The Complete Gold Company	Gold Fields

The real challenge, if this industry in this country is going to survive at the current strong Rand environment; it has to structurally change itself. It has to do that on a sustainable basis, such that you do not impair the long-term viability of your operations. That is exactly what our cost saving initiatives are aimed at doing.

We successfully completed and commissioned the Tarkwa project, the new mill project in Ghana in the last quarter. That came up to speed very, very quickly and we are extremely pleased with the way that has gone. We poured the first bar of gold at St Ives in Australia in late December. So, those are two landmark achievements that we have been looking at doing for some time that we can now say are safely tucked away, and we can move onto the next stage; and John will talk about that a little bit later. Because of the profitability of the Group, it is very pleasing to say that we can announce a dividend of 30(SA)cps, which is the interim dividend for fiscal year 2005.

So, with that brief introduction let me hand you over to Nick and he will take you through the financials.

5.23

Nick Holland — Chief Financial Officer

Thank you Ian and good morning everybody. First of all I want to talk about the financial position of Goldfields. We make no apology for putting up this slide repeatedly; some of you may have seen this before. I think it is important that we spell out to you what the financial position of the Group is like.

We have cash and near cash in the form of liquid investments, plus crystallised value of our Australian dollar hedge, which gives us R4.2b. There is probably no other company in the industry that has the kind of financial position that we have.

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The Complete Gold Company	Gold Fields

Against this background we have fully funded all of the offshore growth projects from internal sources without any recourse to debt. What that means is, we have spent US$180m in Ghana in doing the mill upgrade; that is basically done and fully funded. We have also spent A$125m in Australia doing the mill upgrade there. So, those are all done, funded and notwithstanding they can still have this financial position.

Against the current Rand environment we think it is very prudent to have cash in the bank. We believe the Rand at its current levels will probably continue for much of the year at, or even better than these levels; stronger than these levels. So, critical that the balance sheet of the Company is structured accordingly. At the same time, we want to make sure that we can fund all the various projects, both in South Africa and offshore.

We are going to talk a little bit later about some of the cost initiatives that we have going. The pleasing thing is that they are starting to deliver results. Talk is cheap; you can put up strategies, you can put up objectives and ideas, but delivery against these objectives is what counts. We are going to show you what we have delivered against those objectives. As a consequence, we are seeing our margins improve.

If we look at the salient features for the quarter against the previous quarter, as you heard earlier, gold production up 4% to 1,048,000 oz. Very pleasingly, Tarkwa coming in with a 34% increase, and, as John will tell you, there is more to come in the quarters ahead of us.

We have also had a very good performance though from the South African operations; going up 4% quarter-on-quarter, with a good performance from Kloof and we have started to see Beatrix get back to the grades that it should achieve over the longer-term.

The exchange rate again has strengthened over the period and as we speak, and you all know this, we are trading at below 6; down from R6.36 to R6.12 in the quarter. Fortunately the gold price itself rebounded strongly; we went up from US$400 to US$431 and that gave a 4% increase in our R/kg achieved price to just below R85,000/kg.

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The Complete Gold Company	Gold Fields

The increased production, as well as the improved price meant that our revenue line went up R240m to [R2.94b] for the quarter. Half of that is due to the production increase, so it is not all price related.

Again, the operating costs for the quarter were well controlled; virtually flat quarter-on-quarter, R2.34b for the quarter. That is despite the 4% increase in production we referred to earlier. So, we are very pleased with the cost performance, and there is more to come. That translates into a R/ton cost of R198/ton for the quarter. The main reason for that coming down was the increased volume out of Tarkwa. The underground cost per ton flat quarter-on-quarter at R557.

We will spell out, in a few slides later, exactly what you should be comparing this against, because it is not CPI you should be comparing us against, it is not PPI, it is a whole basket that is relative to this industry, which is made up of wages, which you all know are increasing ahead of inflation, and our own supplier basket, which is higher than inflation as well, so it has got to be seen against that background.

Operating profit then, up from R456m to R637m, and as you heard earlier, a 40% increase. Our margin also has gone up to 22%; that is the sort of minimum margin that we would feel comfortable with, that is where we need to keep this company positioned.

If you look at the South African operations, which are spelt out in the book, in fact the operating profit has gone from R120m from the previous quarter to R224m this quarter; that has virtually doubled. So, it shows what a bit of extra production can do at a slightly higher price.

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The Complete Gold Company	Gold Fields

Overall cash costs for the quarter below R65,000 that is down 2%, and similarly the South African operations have also reduced quarter-on-quarter.

I am not going to take you through all of the detail of this, but you can recall the operating profit of R637m brought forward from the previous slide, if you then look at net operating profit after amortisation that is also a very good increase from R85m to R258m.

Now, some time ago you would know that we decided to float the interest rate on the Mvela loan; we went from a fixed rate to a floating rate, because we felt that the short-term interest rates and the steep upward sloping yield curve would remain in place for quite some time. That has proved to be a good strategy for us, because as a consequence we are able to reduce our finance charges by around about R15m a quarter. So, in other words the finance costs of R44m had we fixed the interest rate on the loan has reduced by about a third as a consequence of this strategy.

Over and above that, we have a marked to market value of R259m at the close, which means that if we wanted to close out our position; take the cash, we could do. In fact, that would enable us to pay off roughly two thirds of one year’s debt service on the loan. So, I think that strategy has proved very good for us.

If we look at profit before tax, you can again see a very healthy increase from R210m to R362m for the quarter. Exceptional items of R109m; two principal costs are in there. The IAMGold Transaction had costs of around R65m that we incurred, and obviously had to write that off because the transaction did not proceed; so that was all written off.

Then, in connection with the hostile bid from Harmony, so far we have accumulated around R83m of expenditure. That also includes an accrual of some of the other costs that we know are still going to come. One question that you may ask, so let me pre-empt it up front; we do not know what the final bill is going to be, because we do not know how long this process is going to continue. This process could go on for many months still. So, that is what we have brought to account thus far. That leaves then, net earnings for the quarter of R80m against R102m for the previous quarter, notwithstanding those costs.

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The Complete Gold Company	Gold Fields

If you then strip out all of the exceptional items, all of the gains and losses on financial instruments, the core earnings in the business were R101m for the quarter as against a loss of R6m the previous quarter. That demonstrates the impact of the higher operating profit on the business overall.

Now, if you take the top earnings, the reported earnings of R80m and you adjust it for the IAMGold costs and for the Harmony hostile bid costs, you would have had earnings this quarter of R228m. It is unfortunate that we have to go through this process.

Looking at cash flow, cash flow from operations for the quarter R233m; and you may well ask why is that so much lower than what we are showing in the business in terms of operating earnings. Over this period we had accrued substantial amounts of payables for the new mill upgrade in Australia that was about R100m we had to fund that during the quarter. Plus, with the December break we generally pay salaries earlier than normal, so, you end up having four payments instead of three payments as you would have in a normal month. So, we had some working capital swings. I would expect virtually all of that to unwind in the next quarter and we should have a positive inflow from that, so, nothing untoward in those numbers.

Capital expenditure; we came from a high last quarter at R755m, particularly as we had accelerated the project in Ghana and we also had Australia going full tilt as well. This quarter we are seeing the end of the funding of those projects, and capital expenditure has come down to R528m. In fact, in that figure, there is around about R130m for those two projects. So, steady state going forward, expect that number to reduce closer to R400m a quarter; that is what we should be looking at going forward.

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The Complete Gold Company	Gold Fields

That gives a net cash outflow for the quarter of about R167m. Then, as a consequence of having to revalue our offshore cash balances at a much stronger exchange rate, it was R6.50 last quarter, and we are revaluing it now at R5.70. We had a book value adjustment of about R260m.

So, that leaves cash at the end of the period of R3b; still a very strong financial position. Of that figure around R1.2b to R1.3b is held locally.

I think we have gone through most of this in the introduction; just to demonstrate the breakdown of those numbers in terms of coming to the gross cash and the net cash of R2.5b. We have no debt on the balance sheet other than the five year Mvela loan, otherwise we have no facilities whatsoever.

We want to spend some time talking about cost control, because some quarters ago we told you about the strategies in terms of Project 500 and what we were hoping to achieve. This is not something that we dreamed up over the last two quarters, this has been a process that has been ongoing for the last two years. A lot of it has been in the planning and now we are into the delivery phase. So, let us just recap what the project was all about.

Project 500 was made up of two elements, in fact we expanded it further after that.

First, Project 400, which is the objective of getting a further R400m a year of extra revenue, and that is principally from increased production; Mike will talk about that in a few minutes.

Then there is Project 100, which was really aimed at improving our controls over consumption costs in terms of stoping and engineering materials. We targeted savings of R100m; the deadline for that project was December 2004.

Project Beyond was a project that we set out to you around about April last year, where we said that of the total spend of R3b that we spend in terms of procurement; that is on services and materials, we targeted savings of around R200m to R300m a year to be generated over a period of 24 to 36 months. That was through improved procurement practices and getting in line with international best practice.

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The Complete Gold Company	Gold Fields

Then, we have identified other initiatives, like improving on maintenance, improving on high density feeding, etc, etc, medical costs; and all of those benefits are starting to be realised. So, these are the projects we have set out for ourselves; let us see how we are doing against that.

If we look at Project 100, as I said earlier, this project was completed in December; that does not mean that we have stopped applying the disciplines that we learnt from the project, what it meant was that we have achieved the goals; the operations have now picked this up, they are running with it, and it is really their project. What we have done here, is that over the period up to the end of December, we had generated total savings of around about R100m, of which R30m had been generated in the first six months.

Now, the reason that split is important is because if you look at the R70m that we generated in the first half of this fiscal year, if you annualise that we get to total savings of R140m. That has already happened; it is realised and it is there.

There is no rocket science in this, it is purely a question of revising all of our standards and norms throughout the Group, which is like a billet material, and making sure that we apply those improved standards and norms throughout the operations.

I think a lot of credit here needs to go to Mike Prinsloo and the vice presidents for all of the hard work that was done in getting this achieved; it is certainly a great achievement. I will show you in a moment where you are seeing this coming through the benefits.

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The Complete Gold Company	Gold Fields

If you look at Project Beyond, which is the procurement project; what was really focused on was understanding our commodities better, what we buy, who we buy it from, understanding the markets better, seeing whether there are more suppliers we can include in the process to improve the competitive tension. Then, forming risk reward relationships with suppliers. Because, there is no point in taking all of the profit out of the suppliers because they are not going to be here in two or three years time; you need to leave money on the table to make it worth their while. That has been our strategy and, in particular, reverse electronic auctions have been quite a useful technique for us.

If we look at the process thus far, we started back in May in analysing Block 1, Block 1 had a baseline spend of about R345m; well that is completed. We completed Block 1 towards the end of last year; last calendar year, and we have realised contractual savings of R41m. So, that is in the bag. When I say contractual savings, I do not mean it is in costs yet. You have got to draw down on those revised contracts to achieve the savings. That will obviously take some time, but that is what has been delivered thus far.

Block 2 is what we have currently started when we got back from leave; that is analysing spend of around about R438m. Early indications are that we can generate another R43m from that. That process should be complete by the end of March.

If we then look at Block 3; we are going to start that in May, that is analysing spend of R450m. Early indications are we should be able to achieve around about R45m save.

So, that is our target for the balance of this financial year. If we can achieve all of that we will be almost half way through in terms of the savings that we promised on this. Certainly everything that we have seen so far indicates that this should be achieved.

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The Complete Gold Company	Gold Fields

If we look at the process that we go through, first of all we kick-off the projects, then we do a detailed review of the particular area we are analysing. That results in contractual savings against the base savings, which obviously follows a detailed negotiation with suppliers. Then, comes the process that we are getting into now, is actually realising the benefit.

The important thing you need to understand in these results is that none of the cost saving benefits of Project Beyond are in our costs; that is still to come. So, although we have generated the contract savings the actual cash flow savings will come through as from the next few months; that is when it will start.

Looking at where we have got to in terms of controlling these costs, if we look at this graph over the last six quarters, this shows our cash costs for the South African operations and also our production. What you can see, if you compare for example quarter two 2004; that is a year ago, to quarter two 2005; the quarter we are just reporting now, you can see the cash costs have dropped by 4%. Against that background in fact production has gone up 4%. So, we are producing more for less.

If you bring that back to Rand millions, then our costs in the March quarter for the South African operations were about R1.68b that is 1% lower than what they were a year ago. Against that background you have had wage increases of about 7% that have gone through; the basket of prices, remember I said to you earlier you cannot look at PPI, CPI, it is the basket of prices that applies to us. That goes up on an annualised basis of around about 6%. Despite those increases we have dropped our costs by 1% net. So, in fact there is over R100m worth of savings per quarter that you are seeing over that period; that translates into some R400m a year.

So, clear evidence of delivery, and with Project Beyond kicking in we are going to see more of that going forward. As we mentioned a couple of quarters ago our target for the March quarter at the South African operations is to get to R70,000/kg. You can see in the results this quarter we are well on the way to achieving that, having dropped our costs by 2% to just below R72,000/kg, and we are going to push very hard to achieve that and then go beyond. I do not think the end game is R70,000/kg; we want to do better than that.

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The Complete Gold Company	Gold Fields

So, I think in summary we continue to ratchet up Project 500. You can see clear evidence of delivery on this and you are going to see more coming through, and we have told you what our targets are.

So, I think with that I am going to hand you over to Mike Prinsloo.

Mike Prinsloo — EVP South African Operations

Thanks Nick, good morning everyone. As Ian mentioned the South African ops delivered a strong quarter, with gold production up just on 3.6% to 22.5 tons of gold. That on an annualised basis going forward nosed back at 90 tons; that is quite a shift from where we were with the Wal-Mart and we established on the Saks at 90 tons or more going forward. That equates to 726,000 oz.

Total cash costs were down 2% to below R72,000, and as Nick has just mentioned, we are targeting R70,000. Operating profit was nicely up to R224m, and the operating margin improved from 7% to 12%, which at these price levels is pleasing.

Capital expenditure; we spent R163m, up on last quarter because we accelerated all the long-life shaft refrigeration and ventilation programmes. To give us more flexibility we completed a lot of those programmes over the Christmas break, and we should see the spin-off of that coming through in the March and the June quarters.

So, if we take an outlook for March, similar production can be expected at Driefontein and Kloof with cash costs reducing further, and at Beatrix we are expecting slightly lower gold production. I will talk more to that when I get to Beatrix, in the next quarter because we are stopping some marginal areas at the number 2 shaft which are not contributing at these price levels, as well as the surface rock treatment at number 2 plant. You will recall that last quarter we stopped the surface rock treatment at number 1 plant on the back of the [Joel Toll] treatment being stopped by Harmony.

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The Complete Gold Company	Gold Fields

So, in summary, yields are stable across the South African operations; volumes are improving. We have stabilised the volumes back in terms of shifting from the Wal-Mart to the Saks strategy. Now, it is about improving those volumes at these grades going forward.

In the terms of the theory of constraints that we have implemented across all the long-life shafts and are now implementing at other shafts; these are working well. We have debottlenecked most of the key problem areas and that will be an ongoing process to give us more flexibility and improve productivity.

In terms of Project 500 those principles are well entrenched; that is now delivering results with productivity improvement quarter-on-quarter in square metres, but that [meant] employee costs went up by 3%. Operating profit up by 87% and margins up from 7 to 12.

The long-life shafts are all progressing well; all the production build-ups on Driefontein 5, Driefontein 1, Kloof 4, and Beatrix 3 and 4 are progressing well and all the associated projects that go with those long-life shafts are on track. As I mentioned, we have accelerated some of the capital expenditure on the refrigeration and ventilation programmes.

In terms of our Christmas break, we had a very successful Christmas break. We treated all the tonnage that we had on stockpile prior to going on to the Christmas break. We broke for 11 days that gave us an opportunity to get into the shafts and complete all the strategic projects and those all went very well. We have recovered our volumes in a much shorter period this quarter than what we did in previous Christmas breaks. So, I am pleased to be able to say that operations are back to normal and back at the levels that we left them at before the Christmas break, and that should reflect in the March quarter. So, a strong quarter overall for the South African ops.

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The Complete Gold Company	Gold Fields

Turning to Beatrix, Beatrix had an improved performance with gold production up at 4.9 tons of gold, the target is to get it above 5 and well above 5. That gives us 157,000 oz of gold up 5%. Total cash costs were down 3%, but what was pleasing is that we have improved the yields at Beatrix by 13% in the quarter, and I will talk to you about that a little bit later. That gave us an operating profit, compared to a loss last quarter, and we continued with the capital programme spend at 3 shaft and at 4 shaft to prepare for the coming quarters.

In terms of outlook, as I mentioned, gold production will be slightly flat because we are closing some of the marginal areas at 2 shaft, which are not contributing. That will equate to about 250kg but that is a short-term loss, because as we move those crews across to 4 shaft and to 3 shaft and number 1 shaft and reposition them in higher grade areas that should only be a temporary loss and we will make up that production as we go forward later on in the March and the June quarters.

Also the stoppage of the surface rock dump treatment — we are doing that from a profitability point of view; that dump is not contributing at these price levels, and we have just put that on hold. That will influence the amount of kilograms that are produced in the quarter, so an improved performance.

In terms of grades, a nice improvement from 4.4 to 4.7; the immediate objective is to get to 5 and then to stabilise the Beatrix grades in a mix above 5 as per the life-of-mine yields. So, you can see there we have got some headroom, and if you then restore the volumes at those grade levels, then Beatrix should be back in a healthy state, even at these price levels.

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The Complete Gold Company	Gold Fields

Just a brief update on the logistics; I am not going to go through the detail. I will just say to you that the 4 shaft logistics project, which we started five months ago and communicated to the market; that has gone very well. We have completed all three levels in terms of track upgrading, and we have completed the [all file] systems and all the construction work. That shaft is now in a lot better state to be able to handle improved volumes from the new zone 5, or what we term the new mine.

The old mine area we have successfully closed down, and that final closure will be happening in the next two to three weeks. Then, all the emphasis and production build up will come out of the new zone 5 area. We are looking at between 30% and 40% volume improvements coming out of number 4 shaft, which will go a long way to re-establishing Beatrix to profitability as 4 shaft has been the big drain.

I think what is important to stress is that the loss in production that we are going to lose at 2 shaft, by stopping marginal areas is a temporary loss, as we shift those crews across to the higher grade areas at 4 shaft in zone 5.

Turning to Driefontein; another consistent quarter by Driefontein with gold production up 2% to 8.95 tons or 288,000 oz. Total cash costs were down to R67,000/kg and a nice improvement in operating profit up to R135m. Capital expenditure mainly at 5 and 1 accounted for R42m. We completed all the Met plant modifications during the quarter, number 2 plant is steady now and number 1 plant is starting to produce at the designed levels. The last modification on the number 2 [siagnal] will take place this quarter, but it will not effect gold production.

One concern we still have is the seismic activity at number 5 shaft; that is really a flexibility issue. We are concentrating a lot of the mining in a few raised lines. With the completion of the underground refrigeration over the Christmas break and the commissioning now of the bulk air coolers underground that should give us a lot more flexibility, 5 shaft should improve its volumes; and that should strengthen Driefontein even further.

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The Complete Gold Company	Gold Fields

So, the outlook for the March quarter’s gold production and costs remain similar. Driefontein’s mining to its life of mine grades at 8.1, and the main challenge for Driefontein now is to build volumes at these grades across all shafts.

Turning to Kloof; Kloof had an excellent quarter with gold production up to 8.7 tons or 280,000 oz. The total cash costs were down to R71,500/kg or 3%, and operating profit doubled to R88m. Capital expenditure, the R63m mainly spent at 4 shaft; we commissioned the refrigeration plant on the surface at 4 and have dropped the temperatures on the stations by over 5 degrees centigrade. So, that should go a long way to assisting us with the production build up of 4 shaft. Outlook for the March quarter’s is that gold production and costs will be similar to the March quarter.

We have reached a stage now; and a decision will be made in the next week or two as to the closure of number 3 plant. That plant, as you know, only treats waste — surface rock dump, and at these price levels the surface rock dump; transporting it across to 3 plant is not giving us a return. So, it is highly likely that we will close that plant and stop surface rock dump treatment in the next week or two.

In terms of underground yields, Kloof still has headroom. We are targeting 10g per ton in terms of its life-of-mine grade. It is sitting at a slight improvement at 9.2, but that is very difficult to just manage on a quarterly basis because of the slope and terrace mix; but that is the target, to get it up to 10 so there is some headroom. What I would like to stress, again with this drop and you have seen them on other mines; is that we are not high grading. We are just mining now in line with the Saks model to allow to the life-of-mine grades.

So, in conclusion, the challenge remains to grow our margins at the current prices. Our response remains to continue to improve and increase quality volumes at all the shafts at these new grades in terms of the Saks model. To further push productivity improvements; and then to continue with our aggressive cost management programme that we have put in place.

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The Complete Gold Company	Gold Fields

I think a very important step over the next two quarters is to reinforce all the principles of Project 500 and the Saks Avenue thrust across all shafts and stabilise so that the South African ops can fight this onslaught that we are getting from a strong Rand.

Thank you, I will now hand you over to John.

John Munro — EVP & Head of International Operations

Good morning, if we start with a brief overview on the international operations, I think it is fair to say that it was, as a whole, a very good set of results again from the international group. Gold production was up about 5% to 322,000 oz and that largely reflects additional volumes out of Tarkwa and primarily associated with the mill, which I will talk about more later.

Total cash costs were stable at US$263/oz, and as a result, operating profit up quite substantially to US$67m, or R410m; that represents about 70% of Gold Fields’ total operating profits. Operating margin is largely stable at 40%; very healthy, and capital continues to decline, as Nick has pointed out, with the various expansion projects reaching their end. That is really the highlight of this quarter; the completion of the Tarkwa expansion and the St Ives mill being commissioned during the quarter.

In terms of outlook, we’re looking for quite a significant increase in gold production from the international operations in the coming quarter, largely due to St Ives and Tarkwa, and looking for a decrease in total cash costs coming with that.

Really, in summary the International Group is in excellent financial condition, as well as the operations performing very well, and excellently positioned to take profits forward.

31 January 2005	17

The Complete Gold Company	Gold Fields

Looking at the individual operations and starting with the Tarkwa mine in Ghana; gold production up to 168,000 oz for the quarter, and that comes from an additional 15,000 oz out of the heaps, primarily related to the release of gold in process in this quarter. You will recall in the previous quarter we had an accumulation, but more importantly 28,000 oz of gold being produced by the mill in this period; it was commissioned ahead of original schedule, so we are delighted with the performance there.

Total cash costs declined about 10% to US$224/oz and that really reflects the full benefits of the owner mining conversion, which really operated for the full quarter in the period to the end of December. We do not yet see the full benefits of the mill that will come in, in the March quarter.

Operating profit up 84% to US$35m, so this mine is really churning cash as we speak. Capital continues to decline to US$20m really reflecting the completion of the expansion there. Mining operations performed well during the quarter, and heap leach operations also very stable.

I think in terms of looking to the outlook for the coming quarter, we have set gold production up a further 10% in the period to March. That is a nice increase, but we need to caveat that with saying that gold production from the heaps remains difficult to predict, particularly because we are moving to third lift on both the north and south heaps, and as you get onto higher lifts gold production can be erratic, but it is really only a timing question.

Total cash costs continue to move down to US$200/oz and we do say approach, because to the extent that we have additional capacity available on the fleet we would continue to push stripping ratio, which is healthy for the mine, but can have an effect on total cash costs. So, Tarkwa really in excellent condition and really a world class asset emerging here as we have got this expansion in place.

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The Complete Gold Company	Gold Fields

Staying in Ghana with the Damang Mine, gold production largely stable; total cash cost has declined slightly in the quarter, and that really reflects slightly lower mining volumes. We are in a phase now where we are largely reliant on stockpiles as we are moving into some new open pits.

Operating profit still up some 27% to US$14m, and with fairly nominal capital expenditure at this mine, this mine is really producing some very healthy cash flows of the order of US$10m per quarter on a pre-tax basis. So, this continues to be an important cash spinner for Gold Fields.

Looking to the coming quarter gold production will decline slightly, with slightly lower head grades coming out of the new open pits, and also out of the stockpiles, which will be an important source of ore for the coming period. We will see a commensurate increase in total cash costs, particularly as we will be increasing mining volumes back to more traditional volumes in the March quarter.

Moving across to Australia; not a good performance out of St Ives — I think that is important to point that out; this is all driven by lower gold production, which was down to 107,000 oz versus 123,000 oz in the December quarter. This only reflects a poor performance out of the St Ives mill. Mining operations actually performed very well, particularly the underground mines. The mill is really reaching the end of its life, and we have been limiting the investment in it, as we have been expecting a new mill to come up; and it has during the December quarter.

However, we also had a shutdown, which cost us about five days, in the old mill, and that, combined with the poor availability, meant we lost about 130,000 tons through the old mill. Typically, that mill treats between 780,000 and 790,000 tons in a normal quarter; that was way down at 660,000 tons for the period.

31 January 2005	19

The Complete Gold Company	Gold Fields

As a result, there was significant impact on total cash costs, up to A$463m/oz not US dollars, and that only reflects the effect of the lower volumes. If you were to adjust for the volumes back to the amount for the previous quarter, you would actually get costs closer to $400/oz which is where we had forecast them to be. So, there is nothing else behind those total cash costs apart from the volume loss.

Clearly an impressive operating profit, but importantly capital expenditure starting to decline as we complete the St Ives expansion. Mill expansion came in on target and I will talk more about that later, but mining operations are on plan; it is really just a question of poor performance out of that old mill, and it is a very difficult juggling act between not paying too much money on it, but keeping it going while the new one ramps up.

Looking to the March quarter we will see an increase in gold production. We expect to run both the old mill and the new mill for between six weeks and eight weeks, and that will give us a very nice boost in gold production before we plateau off at the higher levels from the new mill.

Unit costs in the coming quarter; total cash costs will not come down significantly, but operating costs will. Operating costs exclude the non-cash items associated with GIP charges, and those will largely come from the lower grade stockpiles we accumulated ahead of the new mill in the ramp up to the commissioning of that mill. So, those are going to be treated in this coming quarter, and they are not particularly high margin, so we can see some GIP charges there. Then we look to a decent move in the total cash cost in the fourth quarter once we have shut down the old mill and are running on a mine to mill basis.

Finally, Agnew, also in Australia, remains a very good story. Gold production slightly up at 49,000 oz and total cash costs largely stable at A$351/oz. The slightly higher costs reflect some fairly low margin ounces coming out of the newly commissioned Songvang open pit. You will recall this is an important source of ore for us going forward, where the commissioning has gone well,

31 January 2005	20

The Complete Gold Company	Gold Fields

but we have got some lowish grade ores on surface that we have put through the mill, so cash costs slightly up.

Operating profit up about 10%, reflecting slightly higher gold prices received in Australia. Capital remains high on this mine; that reflects the pre-stripping of the Songvang open pit, as well as development of the new main zone underground mine which will come into production in the coming financial year. So, a continued strong performance out of Agnew both from operational and from a financial perspective as well.

Before talking about the individual development projects it is worth just taking a step back and looking at our global growth strategy, particularly in the light of the failed IAMGold Transaction. That transaction was important to us, but our whole future is not premised on it; we still have the internal capability to go ahead with achieving our target of balancing the gold production from Gold Fields, 50% offshore and 50% onshore over a five year period.

Really looking to the reality of that, look at the success over the last six years or so. In 1998 we had almost no international gold production, and at the moment are sitting with about a third of our production coming from international sources.

It is worth also reiterating our growth strategy, because there are a number of legs to it. The first is our big focus on optimising mine site value, and the first leg of that is in fact what we refer to as ‘more from the same’. We have significant infrastructure and investment in our existing assets and we look to maximising value from that before we look at spending more money on those assets, and that is what we have done across the board. The second leg of the onsite optimisation is obviously organic growth, and there Tarkwa and St Ives are good examples of that.

It is important to reiterate that our strategy is not about answers. The criteria that we judge any investment by, or any activity, is the focus on value and then a question of balancing our portfolio. Previously we have spoken about the need to diversify our production away from commodity currencies such as the Rand and the Australian dollar, and projects such as Cerro Corona in Peru are an important leg of achieving that.

31 January 2005	21

The Complete Gold Company	Gold Fields

Clearly the other leg of growing our Company is acquisitions and exploration. Clearly the former not at the top of the agenda at the moment while we sort out Harmony, but exploration is continuing in the background and as Ian said, he will talk a bit about one of our success stories there a bit further on.

Looking at our individual assets and projects, it is worth just taking a minute to look at our slightly smaller assets because they don’t generally get much air time. At Damang we have got a very healthy pipeline of projects that will secure the future of this mine. When we bought it, it had a four-year ore reserve life, and we recognised that there was a chance that we may exploit that and have nothing further. But today, we have just short of four years of ore reserves left there and continue to make good cash out of Damang.

Really, we have a mature pipeline from projects such as Amoanda, which are being mined at the moment that was being commissioned in January. We have permitting at Tomento and Rex and those three projects will give us an additional year of production out of Damang.

Then we have the Damang main pit cut back, the drilling there is completed and we are moving into a feasibility study, and that has the potential to add an additional year on top of what we have at the moment. The Damang cut back is not yet in ore reserves.

Beyond that, then we have the Abosso underground position. We have just completed the first phase of resource drilling there and are moving into a pre-feasibility or scoping type evaluation to see what that could add. That has the potential to be incremental ounces, not life ounces because it is fairly high grade and low volume.

31 January 2005	22

The Complete Gold Company	Gold Fields

Across at Agnew we have a very similar story; again with a number of projects in the pipeline from the Songvang open pit, which is being mined at the moment. We have development underway to open up the Main Lode complex; Main Lode is in the same complex as the Kim underground mine. We have recently discovered an extension to Kim, which will give us at least an additional two years of life out of that mine. You will be aware that Kim has been the mainstay source of profit for this mine, because it is particularly high grade and high margin as well. So, the discovery of this additional shoot at depth is very important for the future of Agnew.

Then beyond that, we have a number of pre-feasibility and resource development projects, which I will not go into in any detail. Agnew’s life is now sitting at four years of reserves, and that is a very healthy position and some very profitable projects sitting in there. So, both these projects maintaining our success and keeping them going for the future, but it is one year at a time that we focus on delivering results.

Then, onto our two large projects, the first is the St Ives optimisation in Australia. The first leg of that was the construction of the new mill, and that thing has come in on time and on plan. The first gold was poured during the month of December, as we promised, and it came inside of the A$125m budget. We are very pleased with the speed of the ramp up of that mill, we have used some fairly new technology there, with a very large single stage sag mill and a wraparound drive motor, which effectively means the motor is an integral part of the mill shell. These mills can be very difficult to commission, as some of our competitors in Australia are busy finding, but once you have them up and running they can be very efficient in the longer-term from a maintenance and productivity point of view.

So, the St Ives mill has come up very nicely. At the moment we are running about 10% to 15% below design capacity, and we are in optimisation phase now, expecting to hit design during the month of February. So, this mill has been delivered on promise. That is the first leg of the optimisation of St Ives, which is the operational reconfiguration.

31 January 2005	23

The Complete Gold Company	Gold Fields

Apart from fixing up the plant we have commissioned a new underground mine, the most important being the [Aga] underground mine and [Easter Pass] in the [Leviathon] Complex, and those are starting to take over from Junction, which is starting to reach the end of its life, although it is actually having quite a good run at the moment. That is one leg.

The other leg which is common to all Gold Fields’ operations is a very heavy focus on margin, and particularly relevant at St Ives. There are two legs to managing margins, it is about revenue and it is about costs. So, we have got a number of initiatives that have been underway for some time that we are looking to bring to account in the coming two quarters. So, St Ives really is positioned to deliver and we recognise that it is long overdue and it is going to happen now.

In terms of the other large project, the best for last, the Tarkwa expansion project; that has been delivered on time and inside of expectation. You will recall that we announced that the owner mining conversion that happened in the June quarter or at the end of the June month, and that is delivering productivities well inside of expectation whether it is measured in terms of digging rate, unit cost, availabilities, drill penetration rates, it is quite phenomenal how well that owner mining conversion has gone.

The second leg of that was the construction of the new mill, we completed commissioning two months ahead of time, and as a result, had our full month of production in the month of November. Interestingly in that month the mill treated some 365,000 tons and that is about 5% ahead of the design of 350,000. So, that mill looks like it is really going to exceed expectations from a volumetric point of view, and the process is performing well inside of specification, whether you measure that in terms of ground recovery, all those metallurgical parameters are really on track.

31 January 2005	24

The Complete Gold Company	Gold Fields

So, the total Tarkwa expansion has been a phenomenal success and really continues to deliver the results. If you look at the graph on the right hand side of the slide you can see the steady ramp up in production from Tarkwa over the last six years. In 1998 this mine was producing less than 100,000 ounces, and going forward, with this expansion in place, will produce over 700,000 ounces. I put it to you, this is one of the world’s leading gold assets today.

It is actually worth looking at the achievements over the last six years or so, since 1998 when we brought Tarkwa to the market, because it really goes to the essence of the Gold Fields story. Production has grown over 90% since 1998, and in that same period reserves have grown over 83%. Today we have reserves at US$350/oz of some 14.6moz and at US$450/oz that number would be something closer to 20moz. So, quite a phenomenal ore reserve position.

Importantly it is about the cash generation, and this mine is currently configured at US$420/oz gold price would generate about US$120m a year of free cash flow, that is cash flow after sustaining capital, not an operating profit line. There are further opportunities beyond this, which we will not go into in any detail, because our current focus is on squeezing the existing assets and making them sweat. But, our long-term target is really to deliver a million ounces per year out of this asset, and it is really a fantastic story.

Finally, on to the two development projects in Finland and Peru; firstly, the work at Arctic continues to focus on the Suhanko open pit project. You will recall this is the project to build two open pits and then produce on-site floatation concentrate for treating at various toll facilities around the world. During the quarter permitting continued as well as extensive stakeholder interaction, and we also have land acquisition underway at the moment. So, on the ground a lot of work happening.

We announced in the previous quarter that we had undertaken a time out to re-look at some of the aspects of the feasibility study, that work is coming to a head during the month of January, and we review it in February with a view to taking a decision on the future of this project in the third quarter of F2005, so that is the quarter ending March of this year.

31 January 2005	25

The Complete Gold Company	Gold Fields

Across at Cerro Corona in Peru, you will recall we previously spoke about the quite severe civil disturbances that happened immediately adjacent to our mine site, and in the broader province, associated with some problems that one of our competitors had. During the quarter to December those issues were largely resolved as regards our project. We have restored access to the site and it has sorted our title to the ground. So we now have access to the ground, which is very important in terms of moving activities forward.

The most important activities are obviously getting back on the ground from an environmental and social point of view. We expect to submit the environmental permit application in the March quarter, that would leave us permitting to be completed in the end of the first quarter or early second quarter of F2006. That is about a six to nine month permitting window, which we think is realistic given the recent turmoil in the Peruvian mining industry.

The other leg of the work at Corona has been to commit to the final stage of a feasibility study there. There we have fixed a base case of a 6.2mtpa case. You will recall we previously spoke about the 5.4 being the base case, and so we have increased that by 15%, recognising the additional potential in that ore body at higher prices.

We have appointed an engineering contractor to take us to final feasibility, and that is expected at the end of the June quarter, which ties in then well into the completion of permitting shortly thereafter. So, those projects continue to move ahead well.

Finally, in conclusion, the International Operation mines are performing very well, expansions have been delivered inside our promise, which is very important, and we are now very focused on operational optimisation. We believe that these assets can sweat a lot harder, and we continue to focus on making that happen.

31 January 2005	26

The Complete Gold Company	Gold Fields

There are further opportunities at the various mines, particularly St Ives and Tarkwa, but those are for the longer term. Our International growth projects in Finland and Peru continue to move forward. I think it is a business that is in excellent financial condition and, as Nick pointed out, these projects are completely paid for, so we are moving forward now to make profits.

Thank you.

Ian Cockerill

Thank you John. John did mention about the growth and diversification strategy of Gold Fields, and one important cornerstone of that is obviously exploration. I think one of the key aspects of Gold Fields that really does distinguish Gold Fields from many other companies, is that over a long period of time we have always maintained an active and healthy exploration programme.

We think that there are two fundamental phases in the life cycle of a gold property when you add most value; that is when you first discover a gold deposit, and the second time is when you turn that deposit to account. We believe that in terms of value add to our shareholders, and particularly at this stage in the price cycle, exploration is a very attractive activity to be involved in.

You all know that we, for many years, have had a very active exploration programme. This map shows you where many of those projects are situated around the world. In fact, last year in calendar 2004 we actually churned over 16 projects. Projects that did not match our criteria and we moved on to new projects. There is a continual process of renewal within the exploration activity.

31 January 2005	27

The Complete Gold Company	Gold Fields

What I would like to do today, is I would just like to focus in on one particular project, and that is the Essakan project here in Burkina Faso. Now, for those of you who did not do geography at school, Burkina Faso, here in West Africa, basically it is north of Ghana and south of the eastern side of Mali.

The particular Essakan project or the permit area that we are looking at is actually contained right in the north eastern corner, it is not too far from the Niger River; it is about 70km from the Niger River. It is a particularly desolate part of the world, but it is very well endowed geologically. That is why we are particularly pleased with what has come out here.

Now, I apologise for the small size of the slide, but if you look at the project here, there you will see the Essakan main zone, right slap bang in the middle of the permit area. The projects that we are looking at is Essakan Main and then to the south Sokadie, Falagountou to the east. To the north of Essakan, Essakan North, and then right up to the top, to the Gossey area up there.

Now, the next slide zeros in on the Essakan main zone. Now, you look at this thing and you say to yourself well, okay it is a long narrow ore body, it is around about 1.5km long and has a fairly narrow surface expression. That is because what you’re looking at here is the surface expression of a shallowly plunging ore port, series of ore chutes which plunge almost at an acute angle up to the north over here; shallowly plunging.

We have drilled this deposit to a maximum depth of about 200m, so the figures I am going to show you in the resource statement are only to 200m. If you take it out on a flitch by flitch basis, you can see as you go deeper into the ore body the grades increase and the number of ounces per vertical metre starts to increase. Many of the holes that we have drilled to generate this ore resource statement come from holes which have actually stopped short in ore, they did not go through into the underlying country rock. So, we certainly see a lot of upside potential in this deposit.

31 January 2005	28

The Complete Gold Company	Gold Fields

Here you can see the results of the latest survey. At a 1g/t cut-off we are looking at over 2 million ounces of contained gold at an internal grade of just under 2g/t.

Now, this is just the Essakan main area, if you start looking at the satellite deposits, all of which from that map you can ascertain, are well within 10km from the central core main zone. This is turning out to be a very, very exciting camp, and certainly well within the parameters that we set ourselves at the rule of twos.

We currently have vested as to 50% in this project, once we complete a bankable feasibility study we would automatically increase our ownership to 60%. Then, at the approval of our partners, Ore Zone, on the basis that we will provide access to funding for this project in bringing this project to account, at their discretion they could convert a further 10% ownership to us in relation for some exchange in royalty.

So, this is a very exciting project and certainly one of those projects which is coming to the fore now and is likely to help us fill that gap of about 1.5m ounces of additional production that John mentioned. You may recall from previous presentations that we have made, we speak about the increased production coming out from Ghana, from Australia, and then the two other projects Cerro Corona and Arctic Platinum, and there was about a 700,000 ounce per year shortfall for us to achieve the 1.5m ounces of production.

We see Essakan as steadily moving towards the potential of being able to partially fill that gap. So, we are very excited about what we have achieved here.

So, let us move to the conclusion of the presentation. I think what you have seen today, is that you have seen the results of a company that despite the current issues that we are facing it is really pleasing to be able to report a sound operational performance; to be able to say that this is a company that has focused its attention at the operating level and continues to deliver, and continues to produce more, which is clearly what we need.

31 January 2005	29

The Complete Gold Company	Gold Fields

Importantly, it is not just about adding production, it is also about making sure that you spend wisely when you produce those ounces. You saw from Nick’s section of the presentation how we are starting to build a sustainable platform for expenditure, having now established both the technology, the people, the systems, to ensure that it is not just a question of cuts for the sake of cutting, but cutting on a sustainable basis to make sure that we do not impair our operations.

We are in a strong financial position, we have a solid balance sheet, we are making cash, we are profitable, and certainly despite — and I will be quite blunt about this — despite a lot of the ridicule that Gold Fields experienced in mid 2003 where many of you may recall that the Rand was sitting at somewhere around R7.50 to the dollar. We said that we believed that the Rand was going to be stronger for longer, many people thought we were smoking our socks, but we said no, we believe the Rand will get stronger for longer, and we are going to position our operations to deal with that.

I think, what you are seeing today is the benefits of that strategy coming through. We are able to cope with a stronger currency, we can survive at these levels; it is tough, I would rather not have to do it, I would rather our guys at the operations had more headroom that they could live with, but the point is we are going to make sure that we manage our operations, we are not going to have our operations manage us, or the currency manage us either.

Also importantly, we have delivered on our promise to bringing in two very significant projects, both on time and on budget, and they are going to, over the next quarter, have a material impact on the further expansion of this Group.

31 January 2005	30

The Complete Gold Company	Gold Fields

So, that is why we call this a Complete Gold Company, right from the front end, right to the back end of this business.

If one looks at the outlook for Q3 F2005; you heard Nick say that we are looking for a further increase in gold production. We believe that this will be up by approximately a further 4% to 1.090moz and certainly at cash costs which will be just probably below R65,000/kg for the Group as a whole, the rider of course assumes no major volatility in the Rand/dollar exchange rate. Because, I think as you can see from these results in this quarter if the Rand went to R5/$ certainly our international operations, the costs would increase quite significantly. But, all in all that is the general ballpark that you can expect for the upcoming quarter. So, a further quarter of more growth coming out from this company, as this company delivers at its core level.

Now, probably the bit you have all been waiting for, and that is, what is our current view on the Harmony bid. Let me reiterate loudly, clearly and simply that we believed at the time that the bid was launched that the Harmony offer seriously undervalued Gold Fields. Despite comments in the press last week and earlier this morning there is no control premium in the offer that Harmony have given, and there certainly is no cash. So, we have to take a view as to whether we think that a 1.275 bid, a ratio of 1.275 Harmony’s for 1 Gold Fields does or does not represent fair value for Gold Fields shareholders.

We said at the time that we did not think it represented fair value, today the market is trading at 1.38 Harmony’s to 1 Gold Fields. I think that clearly tells you what the market thinks about this bid.

In the history of M&A there has never ever been a hostile bid that has ever won when the bid was underwater; this bid is underwater. In its current guise it is not likely to win. The value gap is widening, it is opening up, and it is not closing. Again, the market is telling you what it thinks of this bid.

31 January 2005	31

The Complete Gold Company	Gold Fields

The fact that Harmony have now gone unconditional tells you that they know that they are not going to win this bid, because they have gone unconditional to try and get away from some of the conditions that restricted them from getting hold of certain stock.

I would also remind you that when a bid goes unconditional anybody who turns their stock into an unconditional bid, which at this stage has not been fully approved by all the regulatory authorities, you cannot ask for your stock back once you have tended it. That is a very important point. I think many people have missed that.

In December we were invited to Moscow, and it was not just to go to the Norilsk’s Christmas party, although we did get an invite to the Norilsk’s Christmas party. But, we went at the request of Norilsk because they were clearly concerned, along with other shareholders, that the value of their investment was now starting to evaporate. They wanted to see if they could bring the parties together.

At that meeting we said that as far as we were concerned the bid did not represent fair value, and there was clearly a huge perception gap in terms of value; what we believe Gold Fields is worth and what Harmony felt they were prepared to offer.

If there was to be and I say “if” there was to be any form of negotiated settlement, then we said there had to be certain requirements that were met before we were prepared to sit down and discuss if there was a way that we could reach a friendly settlement.

The first one was that we wanted to see the independent audited reserves coming out from Harmony; the so-called CPR statement. You may remember this was supposed to be coming out at the beginning of December; well that was when it was supposed to be coming out, it is now over two months late. One asks the question, why is it taking so long to update what was supposedly a previous CPR?

31 January 2005	32

The Complete Gold Company	Gold Fields

We also said that because this was only going to be a scrip bid that if it was a scrip bid we wanted to make sure that there was actually value underlying that scrip bid. On that basis we needed full and open access to a due diligence, commercial, technical the whole bang-chute.

We also said that Gold Fields’ shareholders would not be inclined to take on board the vast majority of Harmony’s shafts which were loss making. Why should we take on that liability? Before any discussion could take place, there needed to be an exchange of information around these issues, open access to full due diligence and the dealing with the loss making shafts.

I have to tell you that to date we have received no information from Harmony as per our request. On that basis there have been no further discussions between the two companies, and in addition, there is no deal despite what you see in the press. I want to make that point very, very clear - very clear.

I also want to make it very clear that again we are seeing that Harmony have published a statement today where they said they now have control over valid acceptances of 31.5%. Harmony have control over nothing. Read the output from the Competitions Appeal Court. The Competition Appeal Court ruled that until such time as the regulatory approvals had been received, i.e. full competition commission approval for this merger, they have no right to any stock, they cannot lend against it, they cannot borrow, they cannot pledge it, they cannot vote it. So, until such time as they get that they do not have 11.5% and they certainly do not have even Norilsk in the bag as yet.

In fact, we have taken legal opinion that the unconditional nature of Harmony’s offer now probably does, or would allow Norilsk the opportunity to move away from the so-called irrevocable, should they wish to do so. I think that point needs to be made very, very clear.

31 January 2005	33

The Complete Gold Company	Gold Fields

So, this deal is far from over, not only has the fat lady not sung, she is not even anywhere near in sight as we stand here today. Despite that we are also hearing in rumours coming out in the market place that Harmony are considering increasing their offer, we understand, we have been having feedback from hedge funds that there has been discussions where increased sizes of bids have been muted with hedge funds, I do not know why, not with long-term value shareholders, but only with hedge funds, and I would say this, that even if Harmony went to a 1.5 ratio bid I would say one thing; a 1.5 ratio of not very much is still insufficient for Gold Fields’ shareholders.

Thank you.

Willie Jacobs

Thank you very much Ian. We will now take questions. We will take a number of questions from this room and then we will go to the internet and see if there are any questions in from there. Leon, where are you? Have you got a question? First question, Leon let us start with you.

Q&A Session

Leon Esterhuizen — Investec Securities

A good set of results. I just wanted to know with regard to the Mvela deal which nobody mentioned, or the proposal that Mvela exchanges its 15% stake for between 8% and 10% of Gold Fields’ stock. Everything that you have showed us there today sort of indicates that the South African assets do not anywhere near come to a two thirds value of the total of Gold Fields. You have got all of your growth offshore, and I think your profit too. Your operating profit was something like two thirds from offshore right now. So, is this not just a very nice cushy deal for Mvelaphanda?

Nick Holland

Not at all. If we can give you the background to what we have done here. When we first put this deal together, if you can recall we explained it about a year ago, that what we wanted to do was create a sustainable black economic environment deal. We did not want to be in the situation where, as you have seen in the past, some deals are done and then they fall over, why? Because the financing did not work, or the structure did not work.

31 January 2005	34

The Complete Gold Company	Gold Fields

One of the things that we were concerned about, particularly given the fact that the underlying security for part of the debt is the shares that they will get in Gold Fields, we need to make sure that we underpin that. When we looked at various calculations, we did a lot of calculations on the permutations, and the original deal based on the prices we used at the time would have given them about 50 million shares anyway. Obviously with the Rand coming down that has changed somewhat. But, based on our projections of long-term prices, the floor that we have put in place, in other words the 45 million shares being the minimum number of shares, is very close to what we believe it would be anyway.

But, the quid pro quo is that if the Rand did run away, to answer your question, let us assume that the Rand got back to 9 or 10 or something like that in the future; we have also capped out that exposure. So, you cannot have your cake and eat it. So, the quid pro quo for giving a floor was that we actually have a collar on that; we had to have a cap, and that is the cap we put in place at 55 million shares.

We have done various calculations, and we are satisfied that this was a fair deal for all parties, and it ensures sustainable black economic environment more importantly.

Ian Cockerill

I think Leon also, just to add to what Nick has said, whilst obviously it creates huge certainty now for Mvela, it also creates huge certainly for Gold Fields’ shareholders; they can now actually compute what are the ranges of where Mvela is going to be coming in. So, all round I think it is better that the market has certainty on both sides of this deal.

31 January 2005	35

The Complete Gold Company	Gold Fields

[Menheer]

Morning guys. Once again just to repeat Leon’s statement; a good set of numbers, good operational results from you guys.

Just two questions though, the market will be a bit sceptical with regards to the numbers. Mike has done a good job of sticking at the bottom of the slide that there’s no high grading going on. I am just trying to understand the sustainability of the SA operations and just looking forward. This hostile effort will be fought and won or lost in the SA environment, especially with Harmony talking about synergies that it can grow — or savings that it can draw from a merged entity.

Just looking at the SA operations, Beatrix for example, you have got grades moving up to 4.5g/t, that is a 13% increase, but you have not done a lot of development on reef at Beatrix. Is that a sign that possibly this operating quarter was possibly a flash in the pan? Just looking forward, I am just trying to understand what is sustainable and what are you guys doing to sustain this kind of operating performance.

Mike Prinsloo

Absolutely not. I think what you must realise in these results that we had no surplus gold in that kilogram profile. The increase in grades is a conscious push in terms of the Wal-Mart to Saks shift where we have taken the most marginal panels across all the shafts, and we have stopped them. We have moved those crews to higher grade areas, or areas that actually contribute at these price levels. So, the flexibility at shallow levels, like Beatrix is at, to go back into those areas at a later stage on a weaker Rand, is there. Those areas are not going to collapse and deteriorate.

The big push to get above 5 has always been on, on the back of the zone 5 higher grades at 4 shaft, and also the improved grades that we will get out of 3 shaft’s ground which we are opening up. They do not all reflect in terms of the development result, because the development result is really a lead of 18 months ahead of those numbers.

31 January 2005	36

The Complete Gold Company	Gold Fields

So, we are pretty confident that we will stick at those levels. We are targeting 5 tons for Beatrix; we will go flat out to get those. We have targeted a range or a mix in [cem] grams at 1, 2, 3 and 4 as we have put to the market in the previous quarters. So, no this is not a flash in the pan and I would actually want to stress that the consistency will stay there for many years to come at all three of our operations, because we are not high grading and because we are creating the mix; contrary to some of our competitors who are.

[Menheer]

I have a second one, this is for John. Just on the Tarkwa operations; I understand that of course with increasing stripping you are going to get higher costs, but then you speak of a benefit flowing out of the mill. That benefit, will it be reflected in this next quarter, and will that cancel out most of the costs?

Just from the modelling point of view, what sort of net effect can we expect for the next quarter from a cost point of view from Tarkwa?

John Munro

We are forecasting it close to $200/oz and the only thing that is likely to bury that is slight unpredictability on the heap leach gold and then a change in stripping ratio.

[   ]

Also congratulations on the capital project, those are very big projects and very well managed. A question on the Mvela side, what you have put in place now does that suggest that the flip up is more likely in the near term than it is at the end of the five year period?

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Ian Cockerill

No, the flip up always has been predicated on taking place in year 5. I think as Nick mentioned previously, and I would reiterate, you cannot look at a flip up under present circumstances. You have to look at what you think is going to be the prices prevailing at that stage. Even if we wanted to flip up early, there are quite some hefty cancellation charges with existing agreements. So, whilst it is not impossible that it could happen, there are some costs involved, and it is not really financially advantageous to do that. It is actually better to let the whole process run its due course.

[   ]

One final question; I am sure I know what your answer is going to be, but no thought of taking out any hedges on Tarkwa? You look at what your reserves could be at a US$450/oz gold price which you could get on the forward curve. No ideas to lock any of that in?

Ian Cockerill

Well just look at what the contangoes are on the forward line, they are pretty, pretty skinny at the moment. It will take you a long time probably to get from where you are today to US$450, so the opportunity does not exist at the moment.

Steve

Mike, if I may just ask you some various questions on the development here. The Beatrix VCR values look quite disturbing to me, and there is a comment; a footnote, could you explain that a bit further?

Secondly, some concern arises over the [Kalhoonkrans] development values of 1100 that is half of last year’s average. Could you talk to that a little bit and tell us whether you have been outside of zone 5, or whether we could expect that to improve in the future? Thanks.

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The Complete Gold Company	Gold Fields

Mike Prinsloo

Just to start with your last question; yes we are outside zone 5, it is on the boundary of zone 5. We have defined zone 5 pretty clearly and we are busy with exploration drilling programmes to open up that area and get more certainty. But again one should not just look at a quarter’s development results in isolation, you should really track back. We can share with you what we expect going forward once we have got the exploration results coming through.

In terms of the other two comments, I did feel it prudent to put those comments in on the back of Driefontein’s development results, which is showing drops this quarter, and we have quantified that, mainly because we are in areas of low grade and we not exposing the full width of the reef bands that we are developing.

Steve

So those are not representative of what you believe the long term will be at Driefontein now?

Mike Prinsloo

No. The long term we have defined in previous quarters as being 1900 and 2000 cgm grams. At Beatrix at 4 shaft between I recall 1500 and 1600 cgm grams.

Ian Cockerill

Steve, if I could just add to what Mike has said, one of the problems you have with the thicker reef package at Driefontein, if you develop that you have a very high raise, because you are looking at quite thick reef packages. Because this is not like a long-walling where you immediately get in and start mining it, these things stand for a while.

We have found in the past where we have gone to full reef exposure, what has happened is that you tend to get collapse, and you almost have to start again. On that basis, what we have decided to do is more prudent; to expose the bottom package of the reef, and then as you go in and you ledge, you then ledge at full width, which actually evaluates the area, but the sampling from development is as published here, it will not take you the full height of the reef package. If you take that, Mike is exactly right, you are back to the longer-term averages of 1900 cmg’s.

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The Complete Gold Company	Gold Fields

Mike Prinsloo

Just to pick up on the Minheer’s question as well, on the bottom of page 2 in the right hand column, those of the ranges we did spell out to the market and those are the ranges we are targeting going forward for the next few years.

Justin Barn – I-Net Bridge

I just wanted to ask what Gold Fields’ expectation is in terms of how the Harmony bid could play out, and what actions or plans you have as a result of your expectations.

Another question I wanted to ask please is what other options are Gold Fields considering other than the Harmony bid? There has been speculation about possible ‘White Knights’ or asset sales, other options you are considering.

Thank you.

Ian Cockerill

Expectations are the bid is going to turn out badly. If I told you what all our options were, then I would have to actually embargo you.

[Dave Kelly] — Mining Information

Congratulations on your safety results, mentioned early in the report; the million fatality free at Kloof and Beatrix. Just one brief question regarding the cost savings of Project 100; you gave us a lot of detail. Those cost savings, do they include an expected escalation of prices? In other words, are you saying this is what suppliers would do, there is an escalation of prices, now we change that. Can you say a little bit more there please?

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Nick Holland

Are you talking Project 100 or Project 100 and beyond?

Deberge Kelly

Both of them — the more the merrier.

Nick Holland

Project 100 savings have been compared against a base that is comprised of the average costs for the period May to October 2003. That is the base we used. Why did we use that base? Because it was last year, and that is basically the history. In the period prior to that there were some anomalies and we averaged those out in that period. So, we have not stripped out inflation, the cost savings you are seeing there include the inflation effect. In other words, you have got to save the inflation and the actual real cost increase against the previous year.

In our view getting cost savings that are below inflation is one thing, but if you are trying to actually reduce the overall base, I am afraid you are going to have to save costs relative to a base including inflation. Similarly, on Project Beyond the figures that are in the book there, the R41m for example on the first block of expenditure, that is against the actual contracts. So, in other words that R41m takes into account the fact that: a) we have saved costs and b) we have performed better than inflation.

[Alan Coop] – [Nickel Securities]

Nick, the long-term price assumptions that you mentioned to work out the floor on the Mvela deal, what were those? If you used a current spot price assumptions, what kind of number would you get to on that floor; the number of shares?

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The Complete Gold Company	Gold Fields

Nick Holland

The prices we used were around about R90,000/kg odd. If you used today’s prices, bearing in mind that this structure is only going to be converted in four year’s time, so it is a somewhat academic exercise, but if you wanted to use today’s prices you would have a few million shares below the 45. It is not materially far out from the 45. That is one of the reasons that we are quite relaxed in terms of making this amendment, because we do not believe we are giving a lot away.

Conversely, we are also getting a cap, and as I said earlier, the valuations of the South African operations relative to the total Group are very sensitive to a change in the Rand. So, if the Rand gets back to 8 or 9, you are probably going to find that the cap gets triggered.

Alan Coop

A few millions; 8 or 9 at R82,000/kg?

Nick Holland

I do not have the precise figures with me. I can give you a call later.

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The Complete Gold Company	Gold Fields

Important Information for US shareholders

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

Forward-looking statements

The materials in this transcript may contain forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in these materials that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in the following materials are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the following materials and Gold Fields’ Annual Report on Form 20-F for the financial year ended June 30, 2003.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the materials in which such statements are contained or to reflect the occurrence of unanticipated events.

COPIES OF THIS DOCUMENT ARE NOT BEING MADE AVAILABLE, AND MUST NOT BE MAILED, FORWARDED, TRANSMITTED OR OTHERWISE DISTRIBUTED OR SENT IN OR INTO AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF IRELAND OR ANY OTHER JURISDICTION IN WHICH IT IS ILLEGAL TO MAKE THIS DOCUMENT AVAILABLE AND PERSONS RECEIVING THIS DOCUMENT (INCLUDING CUSTODIANS, NOMINEES AND TRUSTEES) MUST NOT DISTRIBUTE, FORWARD, MAIL, TRANSMIT OR SEND IT IN OR INTO OR FROM AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF IRELAND OR ANY SUCH OTHER JURISDICTION.

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